Linklaters LLP One Silk Street London EC2Y 8HQ Telephone (+44) 20 7456 2000 Facsimile (+44) 20 7456 2222 DX Box Number 10 CDE Direct Line 020 7456 3223

Mark Webb, Legal Branch Chief

Gregory Dundas, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

VIA EDGAR AND COURIER	September 24, 2007

Re:	The Royal Bank of Scotland Group plc
Amendments No. 3 and 4 to Registration Statement on Form F-4
Filed September 4, 2007 and September 7, 2007
File No. 333-144752
Registration Statement on Form 20-F
File No. 1-10306

Dear Mr. Webb and Mr. Dundas:

We refer to your letter dated September 19, 2007 setting forth the comments of the Staff to the filings listed above. We have set forth below the text of the Staff’s comments, followed in each case by our response.  Concurrently with the submission of this letter, The Royal Bank of Scotland Group plc (“RBS”) is filing Amendment No. 5 to the Registration Statement on Form F-4 (the “F-4”), which amends the F-4 initially filed with the Commission on July 20, 2007, as amended by Amendment No. 1 filed on July 23, 2007, Amendment No. 2 filed on August 3, 2007, Amendment No. 3 filed on September 4, 2007 and Amendment No. 4 filed on September 7, 2007. RFS Holdings B.V. (“RFS Holdings”), Fortis N.V., Fortis SA/NV and Fortis Nederland (Holding) N.V. (together, “Fortis”), RBS, Banco Santander, S.A. (formerly Banco Santander Central Hispano, S.A.) and Santander Holanda B.V. (together “Santander” and together with Fortis and RBS and, if the context so requires, RFS Holdings, the “Banks”) are also filing Amendment No. 10 to the Schedule TO initially filed on July 23, 2007, as amended on July 27, 2007, August 3, 2007, August 6, 2007, August 13, 2007, August 15, 2007, September 4, 2007, September 7, 2007, September 12, 2007 and September 18, 2007.  Capitalized terms used in this letter have the meanings ascribed thereto in the F-4. All page references below are to the blacklined version of Amendment No. 5 to the F-4 that has been delivered to you by courier today.

Effects of the Offers and Post-Closing Restructuring, page 19

1                                      Refer to prior comment 8 and the revised disclosure here in response to that comment. We continue to believe that whether you will conduct a second-step transaction to eliminate ABN AMRO shareholders who do not tender into this offer, and the material terms of such a second-step transaction, is critical information for ABN AMRO shareholders at this time. We continue to believe that the disclosure here and in the other sections to which you refer in your response to prior comment 8 is vague. In particular, we believe it is critical that you emphasize that both the form and amount of consideration to be paid in any second-step transaction could be different than the current offer consideration. In addition, you should explain how the consideration to be paid in any second-step transaction will be determined (including by whom). Finally, the method to be used to effect any such second-step transaction, or how such method would be determined and by whom, may be important. In particular, if you believe U.S. law would not apply to such second-step or if you contemplate that some remaining ABN AMRO shareholders may not be permitted to participate in the second-step, you must disclose clearly and prominently now. Please revise this section, the other sections you reference in response to prior comment 8, and the prospectus generally to address this comment. To the extent that your answers to these questions will depend on factors not known at this time, please describe those factors and how they will be weighed in the decision-making process.

Response to Comment 1: In response to this comment, the disclosure on pages 3 and 4 in “Questions and Answers about the U.S. Offer”, pages 20-21 in “Summary – Effects of the Offers and Post-Closing Restructuring”, page 21 in “Summary – Appraisal Rights”, page 133 in “The U.S. Offer – Appraisal Rights”, page 147 in “Effects of the Offers and Post-Closing Restructuring – General”, pages 148-49 in “Effects of the Offers and Post-Closing Restructuring – Consideration Offered to Holders of ABN AMRO Ordinary Shares or ABN AMRO ADSs in Connection with a Post-Offer Restructuring”, and pages 149 -153 in “Effects of the Offers and Post-Closing Restructuring – Structural Steps to Implement a Post-Offer Restructuring of ABN AMRO” has been added or revised.

We also note the Staff’s comment regarding the law applicable to any second-step transaction and we respectfully note that, as stated in the F-4, since ABN AMRO is organized under the laws of the Netherlands, any post-offer restructuring will primarily be governed by, and need to be conducted in accordance with the requirements of, Dutch law. To the extent that laws of other jurisdictions are implicated by the second-step plans, including those of the United States, RFS Holdings and the Banks will seek to comply with such laws as well.

2                                      See the last comment above. Please provide approximate time frames for any second-step transactions discussed.

Response to Comment 2: In response to this comment, the disclosure on page 154 in “Effects of the Offers and Post-Closing Restructuring - Time-frame for Completion of a Post-Closing Restructuring” has been added.

Obtaining required regulatory approvals may delay completion of the acquisitions and/or reorganization of ABN AMRO….. page 52

3                                      We believe the disclosure you have provided in response to prior comment 14 and the revised disclosure on page 104-105 of this prospectus is not reflected in the risk factor disclosure here and should be. Please revise. In both sections, provide an estimate of the time frame needed for seeking and obtaining the required regulatory approvals for the reorganization once if/when this offer is declared unconditional. Finally, in this section, discuss what you will do if such approvals are not forthcoming and the potential impact on shareholders (see our comment below).

Response to Comment 3:  In response to this comment, the disclosure on pages 54-55 in “Risk Factors” has been revised. The risk factor now makes specific reference to the fact that obtaining regulatory approval for the reorganisation of ABN AMRO (as opposed to the acquisition of ABN AMRO in the event the offer is successful) is not a condition to the offers and that accordingly, formal consent from bank regulators for the subsequent proposed restructuring has not yet been applied for in most jurisdictions where regulatory consent is required. With respect to the timing for obtaining regulatory approvals in connection with the reorganization, the risk factor now states in relevant part as follows:

“Following completion of the offers and insofar as not already obtained, regulatory approvals for the reorganisation of the ABN AMRO Group will be sought from the relevant regulators once the Banks have obtained the necessary information to be able to prepare and complete the approval applications. Whilst the Banks will be aiming to obtain these regulatory approvals as soon as practicable following completion of the offers, the period from completion of the offers to receipt of such approvals for the reorganisation will be largely dependent on the time required to obtain the necessary information to submit the applications for approval, the duration of the relevant regulatory review process and effects of any conditions imposed on the reorganisation by any regulator. There could therefore be a delay in completing the reorganisation, reducing the anticipated benefits of the Transaction or imposing additional costs on us or limiting our revenues following completion of the Transaction, any of which might have a material adverse effect on our business, results of operations, financial condition or prospects after completion of the Transaction.”

The risk factor also indicates the associated risks.

The contingency provisions in the Consortium and Shareholders’ Agreement are disclosed on page 117 in “The U.S. Offer — Regulatory Matters”. Please also see the response to comment 6 below, where the contingency provisions are described in greater detail. Since the ABN AMRO Group will be consolidated within the RBS Group from completion of the offers, RBS does not believe there is any material risk to RBS shareholders beyond that related to the acquisition of ABN AMRO as a whole in these contingency arrangements, particularly since the relevant ABN AMRO businesses will be transferred to Fortis and Santander, each of whom are party to the Consortium and Shareholders’ Agreement.

The Banks have not verified the reliability of the ABN AMRO information.... page 53
The Banks have conducted only a limited due diligence review.... page 54

4                                      We note your response to our prior comment 15. However, it is not clear to us why you continue to rely on publicly available information regarding ABN AMRO’s business and financial information, particularly in light of your statement that you believe you have been given the same access to information as Barclays. This claim appears confusing since Barclays has received an auditor’s consent. Please revise or advise. In addition, please revise your disclosure here and elsewhere to clarify what you mean by “certain limited, high-level due diligence information.” Your disclosure seems to stress the “limited” nature of this information, but it is not clear in what respects your due diligence review was restricted by ABN AMRO.

Response to Comment 4: In response to this comment, the disclosure on pages 55-56 of “Risk Factors” has been revised. As discussed with Mr. Dundas on September 21, 2007, the scope of these two risk factors has been significantly narrowed to describe the risks arising from the fact that the Banks were not given the opportunity to participate in the drafting of, or perform a due diligence investigation in respect of, the publicly available information about ABN AMRO contained in the F-4, or to conduct a detailed due diligence investigation in respect of the business of ABN AMRO generally. The statement that the Banks were provided the same access to information as Barclays has been removed. However, the Banks believe the remaining disclosure is necessary in light of the fact that they do not believe that they are in possession of any material non-public information regarding ABN AMRO.

Conditions to the U.S. Offer, page 105

5                                      Refer to prior comment 18 and your response. Revise the prospectus under “(1) No Third Party Offer” on page 103 in accordance with the information you have provided in your response letter.

Response to Comment 5:  In response to this comment, the disclosure on page 16 in “Summary - Conditions to the U.S. Offer” and pages 114-115 in “The U.S. Offer - Conditions to the U.S. Offer” has been revised accordingly.

Regulatory Matters, page 110

6                                      We note your response to prior comment 14. Please revise to clarify whether there are any contingency plans in place with regard to the reorganization of ABN AMRO in the event that all necessary regulatory approvals are not granted, and if so, what those plans are. If appropriate, please discuss the risks of such an eventuality in the risk factor section.

Response to Comment 6:  In response to this comment, the disclosure on pages 116-117 in “The U.S. Offer — Regulatory Matters” has been revised. We respectfully note to the Staff that the Consortium and Shareholders’ Agreement provides that the reorganisation of the ABN AMRO Group through the separation and transfer of the ABN AMRO Businesses is conditional on necessary regulatory approvals having been obtained. If the necessary regulatory approvals are not obtained, this condition can be waived provided this does not involve a breach of law or cause any material financial detriment to one of the other Banks. If, for any reason, regulatory approval for the separation and transfer of any ABN AMRO Business cannot be obtained and is not capable of being waived, the Consortium and Shareholders’ Agreement provides that the relevant ABN AMRO Business would not be transferred to the relevant Bank and instead, the Bank which would have acquired the relevant business would sell that business. The net proceeds of such sale would be for the account of the relevant Bank.

Effects of the Post-Closing Restructuring - General, page 139

7                                      Refer to comment 21 in our prior comment letter. We don’t believe the revised disclosure here or elsewhere in the prospectus adequately describes the impact of your ability to waive the minimum offer condition post-expiration. For example, you have not discussed the impact of such a waiver on your ability to affect any kind of second-step transaction or to accomplish the planned reorganization. In addition, you have not explained for ABN AMRO shareholders the immediate impact of your ability to waive this condition after expiration. That is, shareholders will not know (subject to the 51% minimum) when making a decision to tender into the initial offer period what percentage of ABN AMRO you will own after the offer. Please revise.

Response to Comment 7: In response to this comment, the disclosure on pages 20-21 in “Summary - Effects of the Offers and Post-Closing Restructuring” and page 147 in “Effects of the Offers and Post-Closing Restructuring - General” has been revised.

Legal Merger, page 141

8                                      See comment 25 in our prior comment letter. We do not believe the disclosure here addresses the comment. We asked you to describe the circumstances under which you would accomplish a legal merger. Your revised disclosure states only that you may seek to do so, even if you would be eligible for a squeeze-out instead. Please revise.

Response to Comment 8: The disclosure on pages 151-152 in “Effects of the Offers and Post-Closing Restructuring - Structural Steps to Implement a Post-Offer Restructuring of ABN AMRO - Legal Merger” has been revised in response to this comment.

9                                      Refer to our last comment above. As we note there, the disclosure on page 131 appears to indicate that even if you own 95% or more of ABN AMRO after the offer, you may elect not to accomplish a second-step squeeze-out proceeding under Dutch law. The prior version of the prospectus stated that you would affect a squeeze-out if you were eligible to do so. Revise to describe the circumstances under which you would elect another form of second-step transaction even if you reach the 95 % ownership threshold. Discuss the impact for shareholders.

Response to Comment 9:  In response to this comment, the disclosure on page 3 in “Questions and Answers About the U.S. Offer”, pages 20-21 in “Summary - Effects of the Offers and Post-Closing Restructuring”, page 147 in “Effects of the Offers and Post-Closing Restructuring - General”, pages 149-150 in “Effects of the Offers and Post-Closing Restructuring - Structural Steps to Implement a Post-Offer Restructuring of ABN AMRO - Squeeze-out Provisions” and pages 151-152 in “Effects of the Offers and Post-Closing Restructuring - Structural Steps to Implement a Post-Offer Restructuring of ABN AMRO - Legal Merger” has been revised.

RFS Holdings confirms that if it holds 95% or more of the ABN AMRO ordinary shares it intends to use a squeeze-out mechanism to acquire the remaining 5%.  However, in order to provide the fullest disclosure to shareholders, we respectfully note to the Staff that RFS Holdings will not be legally prohibited under Dutch law from using alternative methods to acquire 100% of ABN AMRO, which methods are also described in the section.

Source and Amount of Funds, page 147

10                               We note your revisions in response to comment 28 of our letter dated August 14, 2007 regarding your calculation of the stock consideration. With a view towards greater transparency for the reader, please revise to disclose the calculation of the stock consideration and disclose the number of ABN AMRO options outstanding. Please specifically disclose the number of additional ABN AMRO ordinary shares that would result from the exercise of all outstanding ABN AMRO options.

Response to Comment 10:  The disclosure on page 158 in “Source and Amount of Funds” has been updated to use the number of issued and outstanding ABN AMRO ordinary shares at August 6, 2007 (as reported in the ABN AMRO Schedule 14D-9, which was filed on August 10, 2007) as the basis for the calculation of both (i) the cash consideration payable by each of the Banks and (ii) the consideration payable by RBS in the form of RBS ordinary shares.

Previously, RBS assumed the exercise of all outstanding ABN AMRO options when calculating the consideration payable in the form of RBS ordinary shares. However, ABN AMRO announced at its EGM held on September 20, 2007 that if the Banks’ offer is successful, the majority of ABN AMRO’s option and share award plans will vest, following which optionholders will be paid cash instead of ABN AMRO ordinary shares, meaning that few new ABN AMRO ordinary shares would become issued or outstanding as a result of the exercise of ABN AMRO options and which number, if any, is not presently capable of being determined.

11                                We note you have considered the exercise of ABN AMRO outstanding options in the calculation of the stock consideration. Please tell us why you have not included the additional ABN AMRO ordinary shares that would result from the exercise of all outstanding ABN AMRO options for purposes of calculating the cash consideration to be paid. Tell us how you determined it was appropriate to exclude them from your computation of cash consideration. Revise accordingly or advise us.

Response to Comment 11: We respectfully direct your attention to our response to Comment 10, which we believe is equally responsive to this Comment 11.

12                               We note your revisions made in response to comment 29 of our letter dated August 14, 2007. Please disclose whether you requested and were given access to the number of ABN AMRO options outstanding as of August 6, 2007 or similar date from ABN AMRO or as part of your due diligence. Discuss why you are not using this information in your presentation if it is available to you.

Response to Comment 12: We have been provided access to the number of ABN AMRO options outstanding as of June 30, 2007. However, for the reasons described in our response to Comment 10, we believe that the calculation of cash or share consideration payable by each Bank can be made without reference to this figure.

Unaudited Pro Forma Condensed Combined Financial Information, page 164

Notes to Pro forma Condensed Combined Financial Information

Note 1. Description of proposed acquisition and estimated pro forma purchase price, page 171

13                               We note you have removed all fair value adjustments to ABN AMRO financial assets and liabilities and specifically disclosed that the purchase price allocation is based on historical carrying value of ABN AMRO assets and liabilities as at June 30, 2007 due to the fact that ABN AMRO did not publish such fair values. Please address the following regarding these adjustments:

•                              Please revise to disclose whether you have access to more current fair values for their assets and liability as part of your due diligence activities.

•                              If so, please revise to update your pro forma with such information or disclose why you have not included these adjustments even though you have the information.

•                              If this information is not available to you, please revise to disclose that fact and to clearly discuss the limitations of your current presentation. Revise to identify the differences in the methodology applied in the pro forma adjustments and the methodology you will apply as part of purchase accounting. Please revise your footnote to discuss what the fair value adjustments were as of December 31, 2006 or as of the latest date of information you have.

Response to Comment 13: We advise the Staff that the most up-to-date fair values available to RBS are those as at December 31, 2006 for ABN AMRO’s financial instruments, as disclosed in its 2006 Annual Report on Form 20-F.

In response to your comments, RBS has revised the disclosures on page 184 as follows:

“ABN AMRO published the fair value of its financial assets and liabilities at 31 December 2006 in its 2006 Annual Report on Form 20-F (see below) but not as at 30 June 2007 in its interim Form 6-K. Consequently, it is not possible to reflect acquisition adjustments in respect of the fair values of financial assets and liabilities in the pro forma combined balance sheet or in the pro forma combined income statements. The pro forma acquisition adjustments are based on the carrying values of ABN AMRO’s assets and liabilities at 30 June 2007 except for net post-retirement benefit liabilities, as described below in note (e)(i) on page 185. If the proposed acquisition takes place, RBS will record the acquired assets, liabilities and contingent liabilities at their fair values on the date of acquisition, which may be significantly different from the carrying values recorded at 30 June 2007 in the pro forma combined financial information. Further, changes in ABN AMRO’s net tangible and intangible assets which occur prior to completion may cause material differences between actual and pro forma combined financial information.

The differences between carrying values and fair values of financial instruments at  December 31, 2006 disclosed in ABN AMRO’s 2006 Annual Report on Form 20-F, were as follows:

	2006
	(€million)

Loans and advances to customers	3,334

Treasury bills and other eligible bills, debt and equity securities	34

Deposits by banks	7

Customer accounts	80

Debt securities in issue	975

Subordinated liabilities	(151)

Total	4,279	”

Note 3. Acquisition Adjustments, page 174

14                               We note your revised disclosures in response to comment 31 of our letter dated August 14, 2007. Please tell us why you believe the acquisition adjustments related to the present value of ABN AMRO’s net post-retirement employment benefit liability are necessary since this liability appears to already be recorded at its present value on the balance sheet of ABN AMRO. Refer to page F-49 of ABN Amro’s Form 20-F.

Response to Comment 14:  We advise the Staff that, as set out in their accounting policies on page F-12 of the 2006 Annual Report on Form 20-F, ABN AMRO currently adopts the corridor method of accounting for post-retirement employment benefit liabilities under IFRS, as permitted by IAS 19 ‘Employee Benefits’. The pro forma acquisition adjustment reflects post-retirement benefit liabilities in full, including previously unrecognised actuarial gains and losses.

15                               You state here that you plan to issue preferred securities and debt securities to fund the cash consideration portion of the transaction. Please revise to disclose how you determined the proceeds from the issuance of equity preference shares of £3,542 and £12,114 million from the issuance of the euro-denominated debt securities. Further, please tell us how you determined the amounts of these adjustments are factually supportable.

Response to Comment 15:  We advise the Staff that based on the total estimated purchase price of £48,741 million, described in note 1 on page 181 of the F-4, and the 38.3% ownership interest in RFS, the total pro forma amount to be funded by RBS is £18,740 million. This will be funded by: (i) £2,891 million from the issue of RBS ordinary shares in exchange for existing ABN AMRO shares; (ii) £3,554 million from the issue of equity preference shares for which, as set out on page 159, RBS has a firm underwriting commitment; and (iii) £12,295 million from the issue of debt securities; RBS is currently in the process of issuing securities, primarily euro-denominated, but also in other currencies which will be swapped into euros, with an average estimated coupon rate of 4.99%, being the average 3 month Euribor interest rate on September 20, 2007.

RBS has amended the disclosures on page 182 (under Estimated pro forma allocation of purchase price of the proposed acquisition) and page 185 as follows in response to your comments:

“Of the total estimated purchase price of £48,741 million, described in note 1 on page 181, the total pro forma amount to be funded by RBS is £18,740 million. This will be funded by: (i) £2,891 million from the issue of RBS ordinary shares in exchange for existing ABN AMRO shares; (ii) £3,554 million from the issue of equity preference shares for which, as set out on page 159, RBS has a firm underwriting commitment; and (iii) £12,295 million from the issue of debt securities; RBS is currently in the process of issuing securities, primarily euro-denominated, but also in other currencies which will be swapped into euros.”

“(g) Issuance of RBS ordinary shares for million for £2,891 million and €5,278 million equity preference shares (£3,554 million at an exchange rate of 1.4849 at 30 June 2007) with a coupon rate of 6.96% (representing the estimated rate applicable to such instruments had they been issued on 20 September 2007) less the elimination of ABN AMRO’s shareholders’ equity upon consolidation of £16,621 million and the estimated gain arising from the disposal of LaSalle of £7,734 million.”

“(h) Interest payable of £250 million for the six months ended 30 June 2007 (£390 million for the year ended 31 December 2006) in respect of  funding RBS’s investment in RFS Holdings, together with transaction costs, based on the issuance of £12,295 million debt securities at an equivalent interest rate of 4.05%, being the average 3 month Euribor interest rate for the first half of 2007 (year ended 31 December 2006 - 3.16%, being the average 3 month Euribor interest rate for 2006) (considered the appropriate market rates applicable to such instruments), including related fees.  Had the 3 month Euribor interest rate on 20 September 2007 of 4.99%, including related fees, been applied in calculating the interest payable in respect of funding RBS’s investment in RFS Holdings, the interest payable for the six months ended 30 June 2007 and the year ended 31 December 2006 would have been £307 million and £614 million respectively.”

Note 5. Reconciliation to U.S. GAAP, page 178

16                               We note your revisions made in response to comment 35 of our letter dated August 14, 2007. You state in footnote 2 that U.S. GAAP adjustments previously reported by ABN AMRO relating to acquisition accounting and intangibles and pension costs together with their estimated related tax effects, are superseded by RBS’s acquisition accounting adjustments. If true, please revise to confirm that the adjustments to ABN AMRO’s IFRS-U.S. GAAP profit attributable to ordinary shareholders reconciliation that have been reversed relate to acquisition adjustments and are already included in the £2,020 million adjustment to IFRS Profit attributable to ordinary shareholders.

Response to Comment 16:  The footnote disclosures on page 192 have been amended as follows in response to your comment:

“(2) U.S. GAAP adjustments previously reported by ABN AMRO relating to acquisition accounting and intangibles and pension costs, together with their estimated related tax effects, are superseded by RBS’s IFRS acquisition accounting adjustments of £1,017 million for the six months ended 30 June 2007 (£2,029 million for the year ended 31 December 2006).”

17                               We note your revisions made in response to comment 36 of our letter dated August 14, 2007. You state in footnote 5 the pro forma combined IFRS-U.S. GAAP shareholders’ equity reconciliation at 30 June 2007 has been prepared on the assumption that the acquisition took place on that date, and the adjustments in ABN AMRO’s IFRS-U.S. GAAP shareholders’ equity reconciliation have been eliminated. If true, please revise to confirm that the adjustments to ABN AMRO’s IFRS-U.S. GAAP shareholders’ equity reconciliation that have been eliminated relate to fair value adjustments and are already included in the £17,654 million adjustment to IFRS Shareholders’ equity.

Response to Comment 17: We respectfully advise the Staff that the adjustments in ABN AMRO’s IFRS-US GAAP shareholders’ equity reconciliation at June 30, 2007 have been eliminated because, on the date that ABN AMRO is acquired by RBS, none of the ABN AMRO historic adjustments will be included in RBS’s IFRS-US GAAP shareholders’ equity reconciliation as these differences between IFRS and US GAAP will not exist under acquisition accounting principles. The adjustments are not included in the £17,910 million adjustment to RBS’s IFRS shareholders’ equity as at June 30, 2007; as discussed under comment 13 above, fair value acquisition adjustments have not been reflected in the IFRS pro-forma combined balance sheet as at June 30, 2007, apart from net post-retirement benefit liabilities. If the proposed acquisition takes place, the actual adjustments to record assets, liabilities and contingent liabilities at fair values will be reflected in goodwill and will not affect IFRS or US GAAP shareholders’ equity.

Interests of RFS Holdings, RBS and Santander and their Directors and Executive Officers, page 219

18                               We note the disclosure here concerning the Consortium’s ownership interest in ABN AMRO securities. However, we understand that by letter dated August 9, 2007, the Governors of the Board of the Federal Reserve specifically requested information about the number of shares of ABN AMRO held by the Consortium, including those shares held by the Consortium in a fiduciary capacity. We further understand that in a response letter dated August 22, 2007, you requested confidential treatment for portions of your response, which may have included information about the number of shares of ABN AMRO over which you may exercise voting power. As you know, beneficial ownership for purposes of Regulation 13D includes the power to vote shares, and therefore, shares over which you exercise such authority should be reflected in this section of the prospectus. However, since you requested confidential treatment for such information in your response letter to the Board, we assume that such share ownership is not reflected in the Form F-4 amendment. Please revise or advise.

Response to Comment 18: We note the Staff’s comment. In our response letter to the Governors of the Board of the Federal Reserve (the “Fed”), dated August 22, 2007, we provided information regarding, inter alia, an aggregate of 14,027,677 ordinary shares of ABN AMRO owned by the Banks in their respective fiduciary capacities with sole power to vote. This information was not included in the Form F-4 on the basis that these shares held in such capacity could, in accordance with applicable SEC guidance (i.e. Release No. 34-39538), be disaggregated from the amount of ABN AMRO shares held by the Consortium in a proprietary capacity.

*     *     *     *     *

Thank you for your assistance thus far and your prompt review of our responses would be greatly appreciated.  We are available to discuss any of the foregoing and to the extent that you have any questions please do not hesitate to contact the undersigned at +44 20 7456 3223 or tom.shropshire@linklaters.com.

Sincerely,
/s/ Thomas B. Shropshire, Jr.
Thomas B. Shropshire, Jr.
Linklaters LLP

cc:	Miller McLean
Chris Campbell
Rajan Kapoor
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Bonnie Greaves
George Karafotias
Shearman & Sterling LLP
Broadgate West
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William P. Rogers, Jr.
Richard Hall
Cravath, Swaine & Moore LLP
CityPoint
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Gregory B. Astrachan
Maurice M. Lefkort
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Lawrence Vranka, Jr.
Linklaters LLP
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Michael Z. Bienenfeld
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